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April 13, 2017	www.mayerbrown.com

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549

Re:       Canadian Imperial Bank of Commerce

Request for Withdrawal Pursuant to Rule 477
of Post-Effective Amendment No. 1 to Form F-4 filed under form type POS AM
(File No. 333-213147)

Ladies and Gentleman:

On behalf of Canadian Imperial Bank of Commerce (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission.  On April 5, 2017, the Company filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form F-4 (File No. 333-213147) and a new registration statement on Form F-4 using Rule 429 under the Securities Act.  The filing was inadvertently filed under form type POS AM (accession number 0001047469-17-002358). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such POS AM filing. The Company refiled this document on Form F-4 (File No. 333-217170) on April 6, 2017.

Thank you for your assistance with this matter.  If you have any questions or comments concerning this request, please call me at (212) 506-2551.

Sincerely,

/s/ David S. Bakst
David S. Bakst

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Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.